STEALTH BIOTHERAPEUTICS CORP

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman

KY1-9005 Cayman Islands

April 8, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stealth BioTherapeutics Corp

Registration Statement on Form F-3

File No. 333-237542

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stealth BioTherapeutics Corp hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-237542), so that it may become effective at 4:00 p.m., Eastern time, on April 10, 2020, or as soon as practicable thereafter.

Very truly yours, STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Name:	Irene P. McCarthy
Title:	Chief Executive Officer